Exhibit 99.1

CNinsure Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

—     Quarterly Net Revenues Beat Guidance, Up 25.6%

GUANGZHOU, China, March 2, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20141.

Financial Highlights for Fourth Quarter of 2014

●	Total net revenues: RMB632.6 million (US$102.0 million), representing an increase of 25.6% from the corresponding period in 2013.

●	Operating loss: RMB1.9 million (US$0.3 million), compared with operating income of RMB14.4 million of the corresponding period in 2013.

●	Adjusted operating income[2]: RMB29.0 million (US$4.7 million), representing an increase of 46.5% from the corresponding period in 2013. Total expenses incurred by online and mobile initiatives was RMB30.9 million (US$5.0 million), representing an increase of 471.0% from the corresponding period in 2013.

●	Net income attributable to the Company's shareholders: RMB27.1 million (US$4.3 million), representing an increase of 9.6% from the corresponding period in 2013.

●	Adjusted EBITDA[3] was RMB22.3 million (US$3.6 million), representing a decrease of 38.6% from the corresponding period in 2013.

●	Basic and diluted net income per ADS: RMB0.53 (US$0.09) and RMB0.52 (US$0.09), respectively, representing an increase of 7.0% and 5.6%, respectively from the corresponding period in 2013.

Financial Highlights for Fiscal Year 2014

●	Total net revenues: RMB2.2 billion (US$346.5 million), representing an increase of 22.4% from fiscal year 2013.

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1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Adjusted operating income is defined as operating income excluding expenses incurred by online and mobile initiatives including expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net.

3 Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock options.

●	Operating income: RMB30.9 million (US$5.0 million), representing an increase of 71.8% from fiscal year 2013.

●	Adjusted operating income: RMB93.9 million (US$15.1 million), representing an increase of 116.0% from fiscal year 2013. Total expenses incurred by online and mobile initiatives was RMB63.0 million (US$10.1 million), representing an increase of 147.1% from fiscal year 2013.

●	Net income attributable to the Company's shareholders: RMB161.8 million (US$26.1 million), representing an increase of 69.1% from fiscal year 2013.

●	Adjusted EBITDA was RMB132.5 million (US$21.4 million) for fiscal year 2014, representing an increase of 6.7% from fiscal year 2013.

●	Basic and diluted net income per ADS: RMB3.22 (US$0.52) and RMB3.19 (US$0.51), respectively, representing an increase of 68.0% and 67.0% respectively from fiscal year 2013.

Business Highlights:

●	CNpad Mobile App: As of December 31, 2014, 55,273 copies of our CNpad application ("CNpad App") had been downloaded and activated, and there were 34,960 CNpad App users. In 2014, insurance premiums generated through CNpad App increased by 479.8% year-over-year to approximately RMB1.3 billion (US$202.6 million), representing the premiums of approximately 432,000 insurance policies, accounting for 15.4% of our total insurance premiums in 2014..

●	Baoxian.com: As of December 31, 2014, Baoxian.com had 8,104 active customer accounts[4] compared to 1,491 as of December 31, 2013. In 2014, transaction volume from Baoxian.com increased 46.7% year-over-year to RMB16.7 million (US$2.7 million).

●	Chetong.net: As of December 31, 2014, the total number of service representatives registered on www.chetong.net was 11,800 and approximately 20,000 insurance claims submitted to the platform were processed.

●	eHuzhu: As of December 31, 2014, the total number of registered members of eHuzhu reached 267,176.

Commenting on the fourth quarter financial results, Mr. Chunlin Wang, CNinsure's chief executive officer, stated, "We are pleased to wrap up the year with a solid performance. Both quarterly and annual net revenue growth beat guidance with 25.6% and 22.4% year-over-year growth, respectively, partially benefiting from the growing contribution from our CNpad App. As we expanded investment in our O2O strategy during the fourth quarter, all of our online initiatives continued to gain momentum in the number of users, customers or registered members. Online transaction also grew rapidly, accounting for 15.4% of our total insurance premiums in 2014 as compared to 3.4% in 2013."

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4Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

"In terms of our regulatory environment, we were excited to see so many positive developments in 2014 and early 2015. The State Council issued Opinions on the Development of the Modern Insurance Industry in August 2014, which is seen by many as bringing new vitality to the insurance industry and may mark the beginning of an extended period of rapid development for the industry in China. Deregulation of the life insurance pricing system appears to be accelerating and the long-anticipated pilot program for deregulating the pricing system of the auto insurance sector was announced and will begin rolling out in May 2015, which we believe will lead to more auto insurance product innovation and differentiation. At the same time, because of advancing internet technologies, especially the proliferation of mobile devices, consumers are increasingly making online purchases, and online insurance sales, in terms of premium payments, have increased by over 39 times in just four years, from RMB2.1 billion in 2011 to RMB85.8 billion in 2014, contributing 4.2% of the market share in 2014. We believe that there is still room for substantial growth in online insurance sales in the next few years."

"Against this backdrop, we have embraced the opportunity to establish our O2O business model by leveraging on the strength of our offline network and set our strategic goals to build the largest 1) transaction-enabled entry portal for insurance and wealth management products; 2) third-party mobile insurance transaction platform; 3) public service platform for the insurance industry; 4) team of insurance advisors; and 5) mutual aid organization. Based on these goals, in the next five to eight years, we aspire to become a leading internet-based financial services provider."

"To achieve these targets, in the next three years, we will focus on the following three areas:

1.	Our operational focus will shift towards gaining market share by increasing investment in marketing and technology. These investments will likely have a negative impact on our bottom line over the near and medium term, and may even result in an operating loss. However, we believe these investments are necessary for us to accumulate customers and establish our market leadership.

2.	We will resume our M&A strategy. Our M&A targets may include leading wealth management companies that have engaged in internet finance to broaden our product line, or companies that have innovative business models or leading internet finance technologies, to strengthen our O2O platform and solidify our market position.

3.	We will accelerate our internal organizational restructuring and optimize our business structure. Going forward, except for our insurance brokerage business and commercial line of claims adjustment business, all of our business transactions will move online. Our offline subsidiaries will become service support units to serve our customers and our sales people."

"Looking ahead to 2015, we expect to generate total insurance premiums of over RMB10 billion and that our top line will grow by over 30%."

Mr. Wang added, "As our integrated O2O platform gets up and running, our management and employees have full confidence in our growth strategies and prospects. In November 2014, we decided to issue and sell up to 10% of our outstanding share capital to our employees. Due to overwhelming demand, as evidenced in that this issuance was more than four times oversubscribed, we subsequently issued and sold an additional 5% of our share capital to our employees. Shortly afterwards, management purchased from CDH Inservice its entire stake in CNinsure in January 2015. Upon completion of that transaction, management's collective stake in CNinsure will increase from 3.1% to 16.5%. All of these actions demonstrate our confidence and commitment to achieving the long-term success of our Company."

Changes in Segment Reporting

In the first quarter of 2014, the Company realigned its financial reporting structure into four business segments that more accurately reflect its organizational structure and changing business mix. Historical results reflecting the new business segments for the corresponding period of the previous year are also presented in the Company's interim financial statements. Under the realigned business structure, the four business segments are as follows:

(1) insurance agency business segment, which consists mainly of agency services for property and casualty ("P&C") insurance products and life insurance products provided to individual clients,

(2) insurance brokerage business segment, which consists mainly of P&C and life insurance brokerage services provided to institutional clients,

(3) claims adjusting segment, which consists of pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services, and

(4) other services, which include non-insurance related services, including wealth management products that we provided in 2013 but ceased to provide in 2014.

Financial Results for the Fourth Quarter of 2014

Total net revenues were RMB632.6 million (US$102.0 million) for the fourth quarter of 2014, representing an increase of 25.6% from RMB503.8 million for the corresponding period in 2013.

Net revenues for the insurance agency business were RMB488.7 million (US$78.8 million) for the fourth quarter of 2014, representing an increase of 26.3% from RMB386.9 million for the corresponding period in 2013. The increase was primarily driven by a 26.2% increase in net revenues derived from the P&C insurance agency business and a 27.2% increase in net revenues derived from the life insurance agency business. The growth of the P&C insurance agency business was primarily due to the growth of sale volume, attributable to both solid organic growth and contributions from three insurance agencies acquired in the second quarter of 2014, and an increase in the commission rates that the Company received from the insurance companies for whom the Company acts as their agents. The increase in net revenues derived from the life insurance agency business was primarily due to a strong increase in commissions derived from new long term life insurance policy sales and resumed positive growth of renewal commission. Revenues generated from the insurance agency business accounted for 77.3% of total net revenues in the fourth quarter of 2014.

Net revenues of insurance brokerage business were RMB58.7 million (US$9.5 million) for the fourth quarter of 2014, representing an increase of 108.4% from RMB28.2 million for the corresponding period in 2013. The increase was primarily attributable to (1) an increase in the Company's customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past years and (2) the low base in this segment during the fourth quarter of 2013. Revenues generated from the insurance brokerage business accounted for 9.3% of total net revenues in the fourth quarter of 2014.

Net revenues of claims adjusting business were RMB85.2 million (US$13.7 million) for the fourth quarter of 2014, representing an increase of 0.9% from RMB84.5 million for the corresponding period in 2013. The slowdown of growth in claims adjusting business was mainly the result of a 15.3% year-over-year growth in auto insurance-related claims adjusting business offset by an 11.4% year-over-year decline in non-auto insurance-related claims adjusting business due to the relatively high base in the latter during the fourth quarter of 2013. During the fourth quarter of 2013, revenues from non-auto insurance-related claims adjusting business grew significantly due to a catastrophic snowstorm in Southern China. Revenues generated from the claims adjusting business accounted for 13.4% of total net revenues in the fourth quarter of 2014.

Net revenues of other services were nil for the fourth quarter of 2014, as compared with RMB4.3 million for the corresponding period in 2013.

Total operating costs and expenses were RMB634.5 million (US$102.3 million) for the fourth quarter of 2014, representing an increase of 29.6% from RMB489.4 million for the corresponding period in 2013.

Total operating costs were RMB478.5 million (US$77.1 million) for the fourth quarter of 2014, representing an increase of 30.8% from RMB365.8 million for the corresponding period in 2013. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB386.1 million (US$62.2 million) for the fourth quarter of 2014, representing an increase of 28.8% from RMB299.8 million for the corresponding period in 2013, primarily driven by a 29.7% increase in costs for the P&C insurance agency business and a 20.4% increase in costs for the life insurance agency business. The costs for the P&C insurance agency business grew faster than net revenues mainly because the Company offered more incentives to sales agents who used CNpad App to purchase insurance policies for their clients in order to encourage the migration of offline business to mobile. Costs incurred by the insurance agency business accounted for 80.7% of operating costs in the fourth quarter of 2014.

Costs of insurance brokerage business were RMB47.1 million (US$7.6 million) for the fourth quarter of 2014, representing an increase of 125.9% from RMB20.9 million for the corresponding period in 2013. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 9.8% of operating costs in the fourth quarter of 2014.

Costs of claims adjusting business were RMB45.2 million (US$7.3 million) for the fourth quarter of 2014, representing an increase of 6.0% from RMB42.7 million for the corresponding period in 2013. The increase was primarily attributable to sales growth and increased salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 9.5% of operating costs in the fourth quarter of 2014.

Costs of other services were nil for the fourth quarter of 2014, as compared with RMB2.5 million for the corresponding period in 2013.

Selling expenses were RMB31.7 million (US$5.1 million) for the fourth quarter of 2014, representing an increase of 28.7% from RMB24.7 million for the corresponding period in 2013, primarily attributable to increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB124.3 million (US$20.0 million) for the fourth quarter of 2014, representing an increase of 25.6% from RMB99.0 million for the corresponding period in 2013. The increase was primarily due to: (1) an increase of 316.9% in research and development expenses incurred by CNpad and Baoxian.com from RMB5.4 million in the fourth quarter of 2013 to RMB22.6 million (US$3.6 million) for the corresponding period in 2014, and (2) expenses of RMB8.3 million (US$1.3 million) incurred by eHuzhu and Chetong.net in the fourth quarter of 2014, offset by a decrease of 68.1% in share-based compensation expenses from RMB14.7 million for the fourth quarter of 2013 to RMB4.7 million (US$0.8 million) for the corresponding period of 2014. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

As a result of the preceding factors, operating loss was RMB1.9 million (US$0.3 million) for the fourth quarter of 2014, compared with operating income of RMB14.4 million for the corresponding period in 2013.

Operating margin was -0.3% for the fourth quarter of 2014, compared with 2.9% for the corresponding period in 2013.

Adjusted operating income was RMB29.0 million (US$4.7 million) for the fourth quarter of 2014, representing an increase of 46.5% from RMB19.8 million for the corresponding period in 2013.

Adjusted operating margin was 4.6%, as compared to 3.9% for the corresponding period in 2013.

Investment income was RMB11.2 million (US$1.8 million) for the fourth quarter of 2014, representing an increase of 146.3% from RMB4.5 million for the corresponding period in 2013. The increase was primarily attributable to an increase in short term investment products.

Interest income was RMB18.8 million (US$3.0 million) for the fourth quarter of 2014, representing a decrease of 13.3% from RMB21.7 million for the corresponding period in 2013. The decrease in interest income was primarily due to a decrease in term deposits as a result of an increase in short-term investment.

Income tax expense was RMB5.6 million (US$0.9 million) for the fourth quarter of 2014, representing a decrease of 46.4% from RMB10.4 million for the corresponding period in 2013. The effective tax rate for the fourth quarter of 2014 was 19.4% compared with 31.5% for the corresponding period in 2013. The decrease in effective tax rate was primarily due to 1) a tax exemption for two years and a 50% tax reduction for the succeeding three years enjoyed by one of the Company's subsidiaries starting from January 1, 2014; and 2) higher share-based compensation expenses charged for the corresponding period in 2013 which were non-tax deductible.

Share of income of affiliates was RMB8.2 million (US$1.3 million) for the fourth quarter of 2014, representing an increase of 118.2% from RMB3.8 million for the corresponding period in 2013, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company's shareholders was RMB27.1 million (US$4.4 million) for the fourth quarter of 2014, representing an increase of 9.6% from RMB24.7 million for the corresponding period in 2013.

Net margin was 4.3% for the fourth quarter of 2014 compared with 4.9% for the corresponding period in 2013.

Basic and diluted net income per ADS were RMB0.53 (US$0.09) and RMB0.52 (US$0.09) for the fourth quarter of 2014, respectively, representing increases of 7.0% and 5.6% from RMB0.49 and RMB0.49 for the corresponding period in 2013, respectively.

Adjusted EBITDA was RMB22.3 million (US$3.6 million) for the fourth quarter of 2014, representing a decrease of 38.6% from RMB36.4 million for the corresponding period in 2013.

Adjusted EBITDA margin was 3.5% for the fourth quarter of 2014, compared with 7.2% for the corresponding period in 2013.

Diluted adjusted EBITDA per ADS was RMB0.43 (US$0.07) for the fourth quarter of 2014, representing a decrease of 40.8% from RMB0.73 for the corresponding period in 2013.

As of December 31, 2014, the Company had RMB2.1 billion (US$339.0 million) in cash and cash equivalents.

Financial Results for the Year Ended December 31, 2014

Total net revenues were RMB2.2 billion (US$346.5 million) for fiscal year 2014, representing an increase of 22.4% from RMB1.8 billion in fiscal year 2013.

Net revenues of insurance agency business were RMB1.6 billion (US$261.8 million) for fiscal year 2014, representing an increase of 14.5% from RMB1.4 billion in fiscal year 2013. The increase was primarily driven by a 17.1% increase in net revenues derived from the P&C insurance agency business, offset by a 1.1% decline in net revenues derived from the life insurance agency business. The growth of the P&C insurance agency business was primarily due to sales volume growth, attributable to both solid organic growth and contributions from three insurance agencies acquired in fiscal year 2014. The decrease in net revenues derived from the life insurance agency business was primarily due to a decline in renewal commissions resulting from a continued decline in new policy sales in the past two years and a decline in commissions derived from the sales of short term life insurance products, though slightly offset by a moderate increase in commissions derived from new long term life insurance policy sales. Revenues generated from the insurance agency business accounted for 75.6% of total net revenues in 2014.

Net revenues of insurance brokerage business were RMB232.6 million (US$37.5 million) for fiscal year 2014, representing an increase of 266.8% from RMB63.4 million in fiscal year 2013. The increase was primarily attributable to (1) an increase in the Company's customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past three years and (2) the low base in this segment during the fiscal year 2013. Revenues generated from the insurance brokerage business accounted for 10.8% of total net revenues in 2014.

Net revenues of claims adjusting business were RMB293.0 million (US$47.2 million) for fiscal year 2014, representing an increase of 12.2% from RMB261.2 million in fiscal year 2013. The increase was primarily attributable to a 15.0% year-over-year increase of auto insurance-related claims adjusting business and an 8.8% year-over-year increase of non-auto insurance-related claims adjusting business for fiscal year 2014. Revenues generated from the claims adjusting business accounted for 13.6% of total net revenues in 2014.

Net revenues of other services were nil for fiscal year of 2014, as compared with RM13.9 million for fiscal year of 2013.

Total operating costs and expenses were RMB2.1 billion (US$341.5 million) for fiscal year 2014, representing an increase of 21.9% from RMB1.7 billion in fiscal year 2013.

Total operating costs were RMB1.6 billion (US$260.3 million) for fiscal year 2014, representing an increase of 24.9% from RMB1.3 billion in fiscal year 2013. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB1.3 billion (US$203.4 million) for fiscal year 2014, representing an increase of 15.3% from RMB1.1 billion in fiscal year 2013, primarily driven by an increase of 18.5% increase in costs for the P&C insurance agency business, offset by a 6.9% decrease in costs for the life insurance agency business. The growth in costs for the P&C insurance agency business was largely in line with the growth in net revenues of P&C insurance agency business while the decline in costs for the life insurance business was primarily attributable to a decline in costs associated with the life insurance renewal business. Costs incurred by the insurance agency business accounted for 78.1% of operating costs in 2014.

Costs of insurance brokerage business were RMB185.6 million (US$29.9 million) for fiscal year 2014, representing an increase of 292.0% from RMB47.4 million in fiscal year 2013. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 11.5% of operating costs in 2014.

Costs of claims adjusting business were RMB167.7 million (US$27.0 million) for fiscal year 2014, representing an increase of 17.9% from RMB142.2 million in fiscal year 2013. The increase was primarily attributable to sales growth and increased salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 10.4% of operating costs.

Costs of other services were nil for fiscal year of 2014, as compared with RMB8.9 million for fiscal year of 2013.

Selling expenses were RMB107.3 million (US$17.3 million) for fiscal year 2014, representing an increase of 11.2% from RMB96.5 million in fiscal year 2013, primarily due to increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB396.7 million (US$63.9 million) for fiscal year 2014, representing an increase of 13.6% from RMB349.2 million in fiscal year 2013. The increase was primarily due to:(1) an increase of 80.3% in research and development expenses relating to CNpad and Baoxian.com from RMB25.5 million in 2013 to RMB46.0 million (US$7.4 million) in 2014, and (2) expenses of RMB17.0 million (US$2.7 million) incurred by eHuzhu and Chetong.net in 2014, offset by a decrease of 47.9% in share-based compensation expenses from RMB45.3 million in 2013 to RMB23.6 million (US$3.8 million) in 2014. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and are expected to decrease each year after the grant.

As a result of the preceding factors, operating income was RMB30.9 million (US$5.0 million) for fiscal year 2014, representing an increase of 71.8% from RMB18.0 million in fiscal year 2013.

Operating margin was 1.4% for fiscal year 2014, compared with 1.0% in fiscal year 2013.

Adjusted operating income was RMB93.9 million (US$15.1 million), representing an increase of 116.0% from RMB43.5 million in fiscal year 2013.

Adjusted operating margin was 4.4%, compared with 2.5% in fiscal year 2013.

Investment income was RMB44.2 million (US$7.1 million) for fiscal year 2014, representing an increase of 397.9% from RMB8.9 million in fiscal year 2013. The increase was primarily attributable to an increase in short term investment products.

Interest income was RMB82.3 million (US$13.3 million) for fiscal year 2014, representing a decrease of 2.4% from RMB84.3 million in fiscal year 2013. The decrease in interest income was primarily due to a decrease in term deposits as a result of the increased short-term investment.

Income tax expense was RMB24.3 million (US$3.9 million) for fiscal year 2014, representing a decrease of 10.6% from RMB27.2 million in fiscal year 2013. The effective tax rate for fiscal year 2014 was 15.2% compared with 25.5% in fiscal year 2013. The decrease in effective tax rate was primarily due to 1) a tax exemption for two years and a 50% tax reduction for the succeeding three years enjoyed by one of the Company's subsidiaries starting from January 1, 2014; and 2) higher share-based compensation expenses charged for fiscal year 2013 which were non-tax deductible.

Share of income of affiliates was RMB30.6 million (US$4.9 million) for fiscal year 2014, representing an increase of 48.6% from RMB20.6 million in fiscal year 2013, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company's shareholders was RMB161.8 million (US$26.1 million) for fiscal year 2014, representing an increase of 69.1% from RMB95.6 million in fiscal year 2013.

Net margin was 7.5% for fiscal year 2014 compared with 5.4% in fiscal year 2013.

Basic and diluted net income per ADS were RMB3.22 (US$0.52) and RMB3.19 (US$0.51) for fiscal year 2014, respectively, representing increases of 68.0% and 67.3% from RMB1.92 and RMB1.91 respectively in fiscal year 2013.

Adjusted EBITDA was RMB132.5 million (US$21.4 million) for fiscal year 2014, representing an increase of 6.7% from RMB124.2 million in fiscal year 2013.

Adjusted EBITDA margin was 6.2% for fiscal year 2014, compared with 7.1% in fiscal year 2013.

Diluted adjusted EBITDA per ADS was RMB2.62 (US$0.42) for fiscal year 2014, representing an increase of 5.4% from RMB2.48 in fiscal year 2013.

Recent Developments:

●	On January 5, 2015, certain members of management of CNinsure agreed to purchase from CDH Inservice Limited, an affiliate of CDH Investments, one of the largest private equity funds in China, 7,731,149 ADSs or its equivalent in ordinary shares of the Company through Kingsford Resources Limited, at a price of US$7 per ADS, or US$0.35 per ordinary share, totaling US$54,118,043, in a privately negotiated transaction. Upon completion of the transaction, management's stake in the Company will increase from approximately 3.1% to 16.6%.

●	On December 25, 2014, CNinsure was awarded the Insurance Intermediary of the Year 2014 at the 3rd annual ceremony of Leading China Summit Forum. It was the third year in a row that CNinsure won the award.

●	As of December 17, 2014, CNinsure completed its issuance and sale of 150,000,000 ordinary shares, equivalent to 7.5 million ADSs of the Company, representing approximately 13% of the Company's current total outstanding share capital, to its employees for an aggregate purchase price of approximately $41.5 million. The purchase price was determined using the average closing price for the 20 trading days prior to the board approval.

●	As of December 31, 2014, CNinsure's distribution and service network consisted of 548 sales and services outlets operating in 27 provinces, compared with 480 sales and service outlets operating in 27 provinces as of December 31, 2013. CNinsure had 62,248 sales agents and 1,372 professional claims adjustors as of December 31, 2014, compared with 51,583 sales agents and representatives, and 1,362 professional claims adjustors as of December 31, 2013.

Business Outlook

CNinsure expects its total net revenues to grow by more than 20% for the first quarter of 2015 compared with the corresponding period in 2014. This forecast reflects CNinsure's current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the fourth quarter and fiscal year 2014 results as per the following details.

Time: 8:00 PM Eastern Standard Time on March 2, 2015
    or 9:00 AM Beijing/Hong Kong Time on March 3, 2015

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

Conference ID #: 81440385

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), the first non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company's consolidated financial results under GAAP, the Company also provides adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Adjusted operating income is defined as operating income before expenses associated with the Company's online and mobile initiatives including expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Adjusted operating income margin is defined as adjusted operating income divided by total net revenues. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock option. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the fourth quarter of 2014 and the corresponding period of 2013 as well as during the fiscal year of 2013 and 2014, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin" and "Reconciliations of Adjusted Operating Income and Adjusted Operating Income Margin" set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,288,623	2,103,068	338,953
Restricted cash	11,100	7,478	1,205
Short term investments	253,900	688,900	111,031
Accounts receivable, net	199,482	186,150	30,002
Insurance premium receivables	57	472	76
Other receivables	254,776	88,149	14,207
Deferred tax assets	4,858	—	—
Amounts due from related parties	144,371	209,601	33,782
Other current assets	20,634	17,908	2,886
Total current assets	3,177,801	3,301,726	532,142

Non-current assets:
Property, plant, and equipment, net	69,562	47,171	7,602
Goodwill and intangible assets, net	107,668	165,072	26,605
Deferred tax assets	3,382	2,638	425
Investment in affiliates	189,241	219,703	35,410
Other non-current assets	13,076	12,176	1,962
Total non-current assets	382,929	446,760	72,004
Total assets	3,560,730	3,748,486	604,146

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB10,282 and RMB4,453 (US$718) as of December 31, 2013 and 2014, respectively)	92,324	128,765	20,753
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB223 and RMB268 (US$43) as of December 31, 2013 and 2014, respectively)	4,066	2,942	474
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB21,129 and RMB7,099 (US$1,144) as of December 31, 2013 and 2014, respectively)	147,954	109,412	17,634
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,172 and RMB1,083 (US$175) as of December 31, 2013 and 2014, respectively)	39,089	40,096	6,462
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,603 and RMB2,571 (US$414) as of December 31, 2013 and 2014, respectively)	55,992	54,225	8,740
Total current liabilities	339,425	335,440	54,063

Non-current liabilities:
Other tax liabilities	50,735	53,855	8,680
Deferred tax liabilities	23,808	24,931	4,018
Total non-current liabilities	74,543	78,786	12,698
Total liabilities	413,968	414,226	66,761

Ordinary shares	7,624	8,563	1,380
Additional paid-in capital	2,329,962	2,601,401	419,270
Statutory reserves	182,740	198,422	31,980
Retained earnings	618,885	764,963	123,289
Accumulated other comprehensive loss	(111,114)	(105,106)	(16,940)
Subscription receivables	—	(257,491)	(41,500)
Total CNinsure Inc. shareholders' equity	3,028,097	3,210,752	517,479
Non-controlling interests	118,665	123,508	19,906
Total equity	3,146,762	3,334,260	537,385
Total liabilities and equity	3,560,730	3,748,486	604,146

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues of insurance agency business	386,870	488,713	78,766	1,418,512	1,624,410	261,807
Revenues of insurance brokerage business	28,159	58,672	9,457	63,418	232,620	37,492
Revenues of claims adjusting business	84,494	85,234	13,737	261,206	292,981	47,220
Revenues of other services	4,316	—	—	13,888	—	—
Total net revenues	503,839	632,619	101,960	1,757,024	2,150,011	346,519
Operating costs and expenses:
Costs of insurance agency business	(299,833)	(386,149)	(62,236)	(1,094,843)	(1,261,888)	(203,379)
Costs of insurance brokerage business	(20,851)	(47,093)	(7,590)	(47,351)	(185,593)	(29,912)
Costs of claims adjusting business	(42,671)	(45,245)	(7,292)	(142,245)	(167,676)	(27,025)
Costs of other services	(2,474)	—	—	(8,933)	—	—
Total operating costs	(365,829)	(478,487)	(77,118)	(1,293,372)	(1,615,157)	(260,316)
Selling expenses	(24,657)	(31,740)	(5,116)	(96,461)	(107,263)	(17,288)
General and administrative expenses	(98,957)	(124,303)	(20,034)	(349,205)	(396,692)	(63,935)
Total operating costs and expenses	(489,443)	(634,530)	(102,268)	(1,739,038)	(2,119,112)	(341,539)
Income (loss) from operations	14,396	(1,911)	(308)	17,986	30,899	4,980
Other income, net:
Investment income	4,538	11,178	1,802	8,886	44,240	7,130
Interest income	21,661	18,789	3,028	84,250	82,251	13,256
Others, net	(7,640)	595	96	(4,601)	2,330	376
Income before income taxes and income of affiliates	32,955	28,651	4,618	106,521	159,720	25,742
Income tax expense	(10,380)	(5,563)	(897)	(27,158)	(24,289)	(3,915)
Share of income of affiliates	3,770	8,228	1,326	20,621	30,649	4,940
Net income	26,345	31,316	5,047	99,984	166,080	26,767
less: net income attributable to noncontrolling interests	1,644	4,248	685	4,341	4,320	696
Net income attributable to the Company's shareholders	24,701	27,068	4,362	95,643	161,760	26,071

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic	0.02	0.03	0.00	0.10	0.16	0.03
Diluted	0.02	0.03	0.00	0.10	0.16	0.03

Net income per ADS:

Basic	0.49	0.53	0.09	1.92	3.22	0.52
Diluted	0.49	0.52	0.09	1.91	3.19	0.51

Shares used in calculating net income per share:

Basic	998,861,526	1,023,391,993	1,023,391,993	998,861,526	1,005,842,212	1,005,842,212
Diluted	998,861,526	1,036,069,705	1,036,069,705	1,000,570,018	1,012,591,387	1,012,591,387

Net income	26,345	31,316	5,047	99,984	166,080	26,767
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(2,603)	2,805	452	(6,982)	6,008	968

Comprehensive income	23,742	34,121	5,499	93,002	172,088	27,735
Less: Comprehensive (loss) income attributable to the noncontrolling interests	1,644	4,248	685	4,341	4,320	696
Comprehensive income attributable to the CNinsure Inc's shareholders	22,098	29,873	4,814	88,661	167,768	27,039

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	26,345	31,316	5,047	99,984	166,080	26,767
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,732	6,008	968	31,253	28,235	4,551
Amortization of intangible assets	3,417	4,728	762	13,665	16,826	2,712
Allowance for doubtful receivables	2,661	2,148	346	5,303	6,060	977
Compensation expenses associated with stock option	14,702	4,684	755	45,317	23,598	3,803
Loss (gain) on disposal of property, plant and equipment	(16)	243	39	(17)	292	47
Write down of dividend receivables	7,561	—	—	7,561	—	—
Investment income	(2,700)	(766)	(123)	(2,700)	(15,419)	(2,485)
Share of income of affiliates	(3,770)	(8,228)	(1,326)	(20,621)	(30,649)	(4,940)
Changes in operating assets and liabilities	40,964	33,310	5,369	6,200	66,626	10,738
Net cash generated from operating activities	96,896	73,443	11,837	185,945	261,649	42,170
Cash flows (used in) generated from investing activities:
Purchase of property, plant and equipment	(1,731)	(1,626)	(262)	(36,181)	(6,209)	(1,001)
Proceeds from disposal of property and equipment	92	248	40	249	613	99
Proceeds from disposal of short term investments	1,691	47,366	7,634	32,291	118,208	19,052
Purchase of short term investments	(30,000)	(16,600)	(2,675)	(283,900)	(546,600)	(88,096)
Acquisition of subsidiaries, net of cash	—	—	—	—	(62,709)	(10,107)
Disposal of subsidiaries, net of cash	(1,532)	—	—	(1,532)	—	—
Decrease (increase) in restricted cash	1,170	2,677	431	(229)	3,622	584
(Increase) decrease in other receivables	(67,706)	(9,000)	(1,451)	(67,706)	113,632	18,314
Purchase of intangible assets	—	—	—	—	(118)	(19)
Return of investment in non-current assets	—	—	—	—	3,900	629
Addition in investment in non-current assets	—	—	—	—	(7,019)	(1,131)
Decrease (increase) in amounts due from related parties	22,666	(3,866)	(623)	(62,300)	(62,716)	(10,108)
Net cash (used in) generated from investing activities	(75,350)	19,199	3,094	(419,308)	(445,395)	(71,784)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interest in subsidiaries	—	—	—	—	(11,000)	(1,773)
Capital injection by noncontrolling interests	—	—	—	3,350	—	—
Proceeds on exercise of stock options	—	—	—	—	3,183	513
Net cash generated from (used in) financing activities	—	—	—	3,350	(7,817)	(1,260)

Net increase (decrease) in cash and cash equivalents	21,546	92,642	14,931	(230,013)	(191,563)	(30,874)
Cash and cash equivalents at beginning of period	2,269,680	2,007,621	323,570	2,525,618	2,288,623	368,859
Effect of exchange rate changes on cash and cash equivalents	(2,603)	2,805	452	(6,982)	6,008	968
Cash and cash equivalents at end of period	2,288,623	2,103,068	338,953	2,288,623	2,103,068	338,953

Interest paid	—	—	—	—	—	—
Income taxes paid	6,911	1,265	204	27,153	19,135	3,084

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net income	26,345	31,316	5,047	99,984	166,080	26,767
Income tax expense	10,380	5,563	897	27,158	24,289	3,915
Investment income	(4,538)	(11,178)	(1,802)	(8,886)	(44,240)	(7,130)
Interest income	(21,661)	(18,789)	(3,028)	(84,250)	(82,251)	(13,256)
Depreciation	7,732	6,008	968	31,253	28,235	4,551
Amortization of intangible assets	3,417	4,728	762	13,665	16,826	2,712
Compensation expenses associated with stock option	14,702	4,684	755	45,317	23,598	3,803
Adjusted EBITDA	36,377	22,332	3,599	124,241	132,537	21,362
Total net revenues	503,839	632,619	101,960	1,757,024	2,150,011	346,519
Adjusted EBITDA Margin	7.2%	3.5%	3.5%	7.1%	6.2%	6.2%

CNINSURE INC.

Reconciliations of Adjusted Operating Income and Adjusted Operating Income Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	14,396	(1,911)	(308)	17,986	30,899	4,980
CNpad's R&D and promotion expenses	5,418	22,589	3,640	25,480	45,952	7,406
Chetong.net's R&D and promotion expenses	—	1,298	209	—	2,358	380
eHuzhu's expenses	—	7,048	1,136	—	14,633	2,359
Adjusted Operating Income	19,814	29,024	4,677	43,466	93,842	15,125
Total net revenues	503,839	632,619	101,960	1,757,024	2,150,011	346,519
Adjusted Operating Income Margin	3.9%	4.6%	4.6%	2.5%	4.4%	4.4%

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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